

P.O. BOX 738 - MARIETTA, OHIO - 45750
www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE
April 26, 2011

Contact: Edward G. Sloane
Chief Financial Officer and Treasurer
(740) 373-3155

PEOPLES BANCORP INC. ANNOUNCES FIRST QUARTER 2011 RESULTS

MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (NASDAQ: PEBO) today announced results for the first quarter of 2011. Net income available to common shareholders totaled $1.3 million for the first quarter of 2011, representing earnings per diluted common share of $0.13. In comparison, diluted earnings per common share were $0.01 and $0.08 for the fourth and first quarters of 2010, respectively. This earnings improvement was driven primarily by a reduction in credit-related losses on loans and investments.

Summary points regarding first quarter 2011 results:

- Peoples redeemed $21 million of its outstanding TARP preferred equity during the quarter using short-term assets. However, preferred dividends recorded in the first quarter included $186,000 for the unamortized original issuance discount attributable to the shares repurchased. Future quarterly preferred dividends are expected to approximate $240,000 compared to $513,000 in previous quarters.
- The level of loans rated as substandard by Peoples decreased nearly $20 million or 19%, which included an $8 million, or 20%, reduction in nonaccrual loans due to charge-offs. The remaining portion of the decline was the result of paydowns and loans being upgraded to watch status during the quarter. As a result, total nonperforming assets comprised 2.04% of total assets at quarter-end versus 2.45% at year-end 2010.
- Net loan charge-offs were $7.6 million, or 3.21% of average loans on an annualized basis, comprised mostly of write-downs on impaired commercial real estate loans, of which a portion represented specific reserves established in prior quarters. The allowance for loan losses declined $2.3 million from year-end 2010, driven by the reduction in substandard loans and impaired loan write-downs, and represented 2.58% of gross loans versus 2.79% at December 31, 2010. As a result, first quarter provision for loan losses was $5.3 million.
- Net interest income was lower than both the linked and year ago quarters, due mostly to decreased loan balances and the impact of the sustained low interest rate environment. Net interest margin, while consistent with the fourth quarter of 2010, was down moderately year-over-year as the decline in asset yields outpaced the reduction in funding costs.
- First quarter 2011 non-interest income was up 4% year-over-year and 3% on a linked quarter basis. These increases occurred primarily as a result of Peoples' recognizing performance-based insurance revenues, which are earned annually in the first quarter. The linked quarter increase in total non-interest income was tempered by a slowdown in mortgage banking activity, coupled with a seasonal decline in deposit account service charges.
- First quarter 2011 non-interest expense was consistent with the prior year quarter and up 3% over the fourth quarter, primarily driven by increased personnel costs.
- Total loan balances decreased modestly, as new production was more than offset by commercial loan payoffs and charge-offs, coupled with decreased utilization of credit lines by commercial customers.
- During the first quarter, seasonal increases in consumer and governmental deposit balances were matched by planned reductions in money market balances and higher-cost certificates of deposit. As a result, total deposit balances were essentially unchanged since year-end 2010.
- Peoples' capital levels stayed strong and significantly higher than the minimum regulatory amount needed to be considered "well capitalized". Total Risk-Based Capital ratio was 16.60% at quarter-end compared to 18.24% at

December 31, 2010, reflecting the partial TARP capital redemption, while tangible common equity was 7.36% and 7.17% of tangible assets, respectively.

"First quarter 2011 results were generally in line with our expectations, especially considering the interest rate environment and general economic conditions remained challenging for financial institutions," said David L. Mead, Director and former interim President and Chief Executive Officer. "Loan credit costs were lower than recent quarters but remained elevated from our historical levels as anticipated. We also continued to work out several problem assets, which led to additional charge-offs but reduced the level of under-performing loans. Our core net revenue stream remained strong, although pressures from very low interest rates and regulatory changes have intensified. We also successfully redeemed a portion of our TARP capital without diluting our common shareholder value."

"Overall, I am pleased with the positive progress made during the first quarter of 2011 in key areas," said Chuck W. Sulerzyski, who succeeded Mr. Mead as President and Chief Executive Officer on April 4, 2011. "Much work still remains to improve Peoples' asset quality and stabilize earnings. However, the entire management team is focused on positioning Peoples to emerge from this economic cycle as a strong, growing company. I am excited to be working with Peoples' Board and its entire team of talented associates on the execution of our strategic plan and achievement of the goals and objectives for 2011 and beyond."

In early February 2011, Peoples redeemed $21 million of its $39 million TARP preferred equity, originally issued in 2009 as part of the U.S. Treasury's TARP Capital Purchase Program, using short-term assets. The repurchase of this equity reduces the amount of annual preferred cash dividends by $1.1 million. However, Peoples was required to recognize $186,000 in additional preferred dividends for the unamortized original issuance discount attributable to the shares repurchased. This one-time amount decreased first quarter diluted earnings per common share by $0.02.

In the first quarter of 2011, net interest income was down 4% compared to the fourth quarter of 2010. Interest income decreased more than interest expense, as the impact of the sustained low interest rate environment on asset yields could only be partially offset by reductions in funding costs. While loan balances also were lower in the first quarter, Peoples redeployed short-term investments into longer-term investments, as a means of tempering the impact on net interest income. This action also benefited net interest margin, which was held flat with the fourth quarter of 2010. Compared to the first quarter of 2010, net interest income was down 13% and net interest margin compressed 8 basis points, due mostly to decreased loan balances.

"The persistence of a very low interest rate environment during the first quarter pressured our net interest income and margin," said Edward G. Sloane, Chief Financial Officer and Treasurer. "The current level of short-term interest rates requires us to be even more disciplined in our loan and deposit pricing strategies. We also have continued to adjust Peoples' funding mix away from higher-cost funding sources. However, our ability to reduce funding costs as a means of offsetting the impact of lower reinvestment rates on asset yields remains limited. Our balance sheet strategies for 2011 will remain focused on maintaining good liquidity to prepare the balance sheet for growth and the eventual return of our remaining TARP capital."

Non-interest income totaled $8.4 million for the first quarter of 2011, versus $8.1 million last quarter and $8.0 million for the first quarter of 2010. Recognition of annual performance-based insurance revenues accounted for most of these increases. Compared to the linked quarter, Peoples experienced decreases in mortgage banking income and deposit account service charges, which largely offset the impact of annual insurance revenues.

In the first quarter of 2011, Peoples recognized $943,000 of performance-based insurance revenues, versus $585,000 in the first quarter of 2010. The majority of these revenues are earned in the first quarter of each year; thus, no such revenue was recognized in the fourth quarter of 2010. Peoples' other insurance revenues benefited from relatively stable pricing margins within the industry during the first quarter of 2011. Mortgage banking activity, while stronger than a year ago, slowed in the first quarter of 2011 compared to the fourth quarter of 2010, as long-term mortgage rates increased. Trust and investment income was down year-over-year as a result of Peoples' recording $256,000 of nonrecurring estate fees during the first quarter of 2010. Deposit account service charges continue to be impacted by a lower volume of overdraft and non-sufficient funds fees based mostly on consumer behavior.

Total non-interest expense increased 3% in the first quarter of 2011, compared to the linked quarter, but was consistent with the prior year first quarter. Total salary and employee benefit costs were up 7% on a linked quarter basis and 3% year-over-year, due to a combination of annual base salary adjustments and the addition of several new associates. Professional fees, primarily legal and consulting costs, decreased 18% from the linked quarter but remained 15% higher than the first quarter of 2010. The key driver of these variances was the timing of external legal services for problem loan workouts and external consulting services associated with various strategic initiatives.

At March 31, 2011, total portfolio loan balances were $948.0 million, down $12.7 million, or 1.3%, for the quarter primarily as a result of commercial loan payoffs and charge-offs exceeding new production. Additionally, the lack of significant economic recovery in Peoples' market areas continues to impact the demand for new loans and utilization of credit lines by commercial borrowers. Despite the prolonged economic weakness, Peoples experienced modest growth in consumer loans.

"New loan production remained steady in the first quarter, due in part to the addition of several new lenders over the last several months," said Sloane. "Competition for quality loans has intensified while charge-offs have remained elevated. We also experienced sizable paydowns on commercial loans during the quarter, including $10 million from a single commercial borrower. These factors, plus the impact of unfavorable economic conditions on overall loan demand, have challenged loan growth."

In the first quarter of 2011, total nonperforming assets decreased 18% from $45.0 million, or 2.45% of total assets, at year-end 2010, to $36.8 million at March 31, 2011, or 2.04%, while the amount of loans with substandard credit quality ratings decreased by 19%. During the first quarter, the financial condition of several borrowers showed improvement, resulting in approximately $7 million in loans being upgraded from their previous substandard credit quality rating and another $5 million paid down by the borrowers. In contrast, certain existing impaired loans continued to progress through the workout process, which resulted in these loans being charged-down by $1.1 million based on the estimated net realizable value of their underlying collateral. These losses had been provided for in prior quarters through the allowance for loan losses. Additionally, two other existing impaired loans were charged-down by $4.9 million in response to continued weakness in commercial real estate values. Both of these factors contributed to the overall decline in nonperforming assets during the first quarter of 2011.

Peoples' allowance for loan losses was $24.4 million, or 2.58% of gross loans, at March 31, 2011, versus 2.79% at year-end 2010 and 2.53% at March 31, 2010. Key drivers of the reduction in the allowance for loan losses compared to year-end was the decrease in loans rated as substandard and the elimination of specific reserves for the impaired loans charged-down during the first quarter. First quarter 2011 net charge-offs remained elevated due in large part to the previously discussed losses on existing impaired loans. To maintain the adequacy of the allowance for loan losses, Peoples recorded a first quarter 2011 provision for loan losses of $5.3 million versus $7.0 million and $6.5 million for the linked quarter and prior year first quarter, respectively.

"Reducing problem loans and improving overall asset quality are key goals for 2011," commented Mead. "Our diligent focus on working out under-performing loans over the last several quarters generated positive results in the first quarter of 2011. Several loans moved closer to final resolution during the quarter, which resulted in the write-downs to amounts we expect to realize. Other commercial borrowers are overcoming some of the challenges of a weak economy and enhancing their overall financial position, which allowed us to upgrade their loans during the quarter. While we enjoyed a significant improvement in our substandard loan portfolio, we believe continued progress will come at a slower pace given the nature of certain problem loans. In addition, charge-offs and credit costs are anticipated to remain higher than long-term historical levels absent a dramatic improvement in our local economies."

During the first quarter of 2011, Peoples experienced seasonal growth in consumer and governmental deposit balances. Non-interest-bearing deposit balances increased $4.1 million, while low-cost savings and interest-bearing deposits increased $9.9 million and $1.1 million, respectively. Government deposit balances increased $30.4 million, or 25%, attributable to the collection of annual tax revenues. People' funding strategy continues to emphasize growing low-cost deposits and reducing reliance on high-cost funding sources. As part of this focus, Peoples has priced its higher-cost deposits less aggressively during the past several quarters, which has led to reductions in certificates of deposit and money market account balances since year-end 2010.

At March 31, 2011, Peoples' capital position remained substantially higher than the regulatory minimums needed to be considered "well capitalized", even with the partial TARP capital redemption during the quarter. Peoples' Tier 1 Common Capital ratio was 11.72% compared to 11.59% at year-end 2010, while the Total Capital ratio was 16.60% versus 18.24%. The lower Total Capital ratio reflects the impact of repurchasing the $21 million in preferred equity, which was completed without the need to issue new dilutive equity capital.

Peoples Bancorp Inc. is a diversified financial products and services company with $1.8 billion in assets, 47 locations and 40 ATMs in Ohio, West Virginia and Kentucky. Peoples makes available a complete line of banking, investment, insurance, and trust solutions through its financial service units - Peoples Bank, National Association; Peoples Financial Advisors (a division of Peoples Bank); and Peoples Insurance Agency, LLC. Peoples' common shares are traded on the NASDAQ Global Select Market® under the symbol "PEBO", and Peoples is a member of the Russell 3000 index of US publicly-traded companies. Learn more about Peoples at www.peoplesbancorp.com.

Conference Call to Discuss Earnings:

Peoples will conduct a facilitated conference call to discuss first quarter and 2011 results of operations today at 11:00 a.m., Eastern Standard Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (800) 860-2442. A simultaneous Webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.

Safe Harbor Statement:

Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate", "could", "may", "feel", "expect", "believe", "plan", and similar expressions.

These forward-looking statements reflect management's current expectations based on all information available and its knowledge of Peoples' business and operations. Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertain-ties that may cause actual results to differ materially. These factors include, but are not limited to: (1) continued deterioration in the credit quality of Peoples' loan portfolio could occur due to a number of factors, such as adverse changes in economic conditions that impair the ability of borrowers to repay their loans, the underlying value of the collateral could prove less valuable than otherwise assumed and assumed cash flows may be worse than expected, which may adversely impact the provision for loan losses; (2) competitive pressures among financial institutions or from non-financial institutions may increase significantly, including product and pricing pressures and Peoples' ability to attract, develop and retain qualified professionals; (3) changes in the interest rate environment, which may adversely impact interest margins; (4) changes in prepayment speeds, loan originations, sale volumes and charge-offs, which may be less favorable than expected and adversely impact the amount of interest income generated; (5) general economic conditions and weakening in the real estate market, either nationally or in the states in which Peoples and its subsidiaries do business may be less favorable than expected, which could decrease the demand for loans, deposits and other financial services and increase loan delinquencies and defaults; (6) political developments, wars or other hostilities, which may disrupt or increase volatility in securities markets or other economic conditions; (7) legislative or regulatory changes or actions, including in particular the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the regulations to be promulgated thereunder, which may adversely affect the business of Peoples and its subsidiaries; (8) changes in accounting standards, policies, estimates or procedures may adversely affect Peoples' reported financial condition or results of operations; (9) adverse changes in the conditions and trends in the financial markets, which may adversely affect the fair value of securities within Peoples' investment portfolio and interest rate sensitivity of Peoples' consolidated balance sheet; (10) a delayed or incomplete resolution of regulatory issues that could arise; (11) Peoples' ability to receive dividends from its subsidiaries; (12) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity; (13) the impact of larger or similar financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples; (14) the impact of reputational risk created by these developments on such matters as business generation and retention, funding and liquidity; (15) the costs and effects of regulatory and legal developments, including the outcome of regulatory or other governmental inquiries and legal proceedings and results of regulatory examinations; and (16) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the Securities and Exchange Commission ("SEC"), including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

As required by U.S. GAAP, Peoples is required to evaluate the impact of subsequent events through the filing date of its March 31, 2011 consolidated financial statements on Form 10-Q with the SEC. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.

PER COMMON SHARE DATA AND SELECTED RATIOS

	Three Months Ended		
	March 31, 2011	December 31, 2010	March 31, 2010
PER COMMON SHARE:			
Earnings per share:			
Basic	$ 0.13	$ 0.01	$ 0.08
Diluted	0.13	0.01	0.08
Cash dividends declared per share	0.10	0.10	0.10
Book value per share	18.39	18.36	19.43
Tangible book value per share (a)	12.21	12.16	13.15
Closing stock price at end of period	$ 12.02	$ 15.65	$ 16.48
SELECTED RATIOS:			
Return on average equity (b)	3.47%	0.96%	2.19%
Return on average common equity (b)	2.83%	0.11%	1.58%
Return on average assets (b)	0.42%	0.12%	0.26%
Efficiency ratio (c)	65.21%	62.14%	60.07%
Net interest margin (b)(d)	3.43%	3.44%	3.52%
Dividend payout ratio (e)	78.60%	N/M	131%

(a) This amount represents a non-GAAP measure since it excludes the balance sheet impact of intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this release.

(b) Ratios are presented on an annualized basis.

(c) Non-interest expense (less intangible amortization) as a percentage of fully tax-equivalent net interest income plus non-interest income (less securities and asset disposal gains/losses).

(d) Information presented on a fully tax-equivalent basis.

(e) Dividends declared on common shares as a percentage of net income available to common shareholders.

CONSOLIDATED STATEMENTS OF INCOME

(in $000's)		Three Months Ended				
		March 31, 2011		December 31, 2010		March 31, 2010
Interest income	$	19,317	$	20,380	$	23,457
Interest expense		5,822		6,319		8,016
Net interest income		13,495		14,061		15,441
Provision for loan losses		5,311		6,952		6,501
Net interest income after provision for loan losses		8,184		7,109		8,940
Gross impairment losses on investment securities		—		–		(820)
Less: Non-credit losses included in other comprehensive income		—		–		166
Net other-than-temporary impairment losses		—		–		(986)
Net gain on securities transactions		360		–		16
Net gain (loss) on assets		60		(260)		17
Loss on loans held-for-sale		—		(661)		–
Non-interest income:						
Deposit account service charges		2,174		2,411		2,298
Insurance income		2,832		1,958		2,411
Trust and investment income		1,325		1,357		1,556
Electronic banking income		1,221		1,243		1,088
Mortgage banking income		374		710		235
Bank owned life insurance		87		113		185
Other non-interest income		361		308		241
Total non-interest income		8,374		8,100		8,014
Non-interest expense:						
Salaries and employee benefits costs		7,627		7,117		7,377
Net occupancy and equipment		1,501		1,440		1,518
Professional fees		795		968		692
Electronic banking expense		618		623		605
FDIC insurance		662		624		617
Data processing and software		463		474		570
Franchise taxes		401		456		373
Foreclosed real estate and other loan expenses		350		275		646
Amortization of intangible assets		162		214		245
Other non-interest expense		2,039		2,009		1,932
Total non-interest expense		14,618		14,200		14,575
Income before income taxes		2,360		88		1,426
Income tax expense (benefit)		491		(480)		111
Net income	$	1,869	$	568	$	1,315
Preferred dividends		523		513		513
Net income available to common shareholders	$	1,346	$	55	$	802
PER COMMON SHARE DATA:						
Earnings per share – Basic	$	0.13	$	0.01	$	0.08
Earnings per share – Diluted	$	0.13	$	0.01	$	0.08
Cash dividends declared per share	$	0.10	$	0.10	$	0.10
Weighted-average shares outstanding – Basic		10,471,819		10,445,718		10,391,542
Weighted-average shares outstanding – Diluted		10,477,360		10,452,001		10,400,243
Actual shares outstanding (end of period)		10,474,507		10,457,327		10,408,096

CONSOLIDATED BALANCE SHEETS

(in $000's)		March 31, 2011		December 31, 2010
Assets				
Cash and cash equivalents:				
Cash and due from banks	$	28,677	$	28,324
Interest-bearing deposits in other banks		5,010		46,320
Total cash and cash equivalents		33,687		74,644
Available-for-sale investment securities, at fair value (amortized cost of $635,218				
at March 31, 2011 and $617,122 at December 31, 2010)		632,140		613,986
Held-to-maturity investment securities, at amortized cost (fair value of $2,929				
at March 31, 2011 and $2,954 at December 31, 2010)		2,965		2,965
Other investment securities, at cost		24,356		24,356
Total investment securities		659,461		641,307
Loans, net of deferred fees and costs		948,029		960,718
Allowance for loan losses		(24,449)		(26,766)
Net loans		923,580		933,952
Loans held-for-sale		2,103		4,755
Bank premises and equipment, net of accumulated depreciation		24,853		24,934
Bank owned life insurance		53,619		53,532
Goodwill		62,520		62,520
Other intangible assets		2,245		2,350
Other assets		39,522		39,991
Total assets	$	1,801,590	$	1,837,985
Liabilities				
Deposits:				
Non-interest-bearing deposits	$	219,175	$	215,069
Interest-bearing deposits		1,141,769		1,146,531
Total deposits		1,360,944		1,361,600
Short-term borrowings		42,283		51,509
Long-term borrowings		151,907		157,703
Junior subordinated notes held by subsidiary trust		22,574		22,565
Accrued expenses and other liabilities		13,397		13,927
Total liabilities		1,591,105		1,607,304
Stockholders' Equity				
Preferred stock, no par value (50,000 shares authorized, 18,000 shares issued				
at March 31, 2011, and 39,000 shares issued at December 31, 2010)		17,850		38,645
Common stock, no par value (24,000,000 shares authorized, 11,080,802 shares				
issued at March 31, 2011, and 11,070,022 shares issued at December 31, 2010),		166,408		166,298
including shares in treasury				
Retained earnings		45,835		45,547
Accumulated comprehensive loss, net of deferred income taxes		(4,390)		(4,453)
Treasury stock, at cost (606,295 shares at March 31, 2011, and				
612,695 shares at December 31, 2010)		(15,218)		(15,356)
Total stockholders' equity		210,485		230,681
Total liabilities and stockholders' equity	$	1,801,590	$	1,837,985

SELECTED FINANCIAL INFORMATION

(in $000's, end of period)	March 31, 2011		December 31, 2010		September 30, 2010		June 30, 2010		March 31, 2010
Loan Portfolio									
Commercial real estate	$	438,224	$	452,875	$	454,499	$	471,046	$	501,917
Commercial and industrial		147,386		153,192		178,014		165,916		165,934
Real estate construction		32,839		22,478		39,621		36,490		34,894
Residential real estate		197,513		200,275		205,125		207,314		212,569
Home equity lines of credit		47,906		48,130		49,435		50,259		49,444
Consumer		82,521		81,567		82,894		83,735		85,231
Deposit account overdrafts		1,640		2,201		1,291		1,346		1,299
Total loans	$	948,029	$	960,718	$	1,010,879	$	1,016,106	$	1,051,288
Deposit Balances									
Interest-bearing deposits:									
Retail certificates of deposit	$	420,828	$	430,886	$	436,250	$	448,900	$	472,034
Money market deposit accounts		270,574		289,657		297,229		290,477		296,196
Governmental deposit accounts		149,961		119,572		139,843		136,119		143,068
Savings accounts		132,323		122,444		120,975		120,086		117,526
Interest-bearing demand accounts		97,561		96,507		92,585		94,542		88,425
Total retail interest-bearing deposits		1,071,247		1,059,066		1,086,882		1,090,124		1,117,249
Brokered certificates of deposits		70,522		87,465		95,862		105,093		116,464
Total interest-bearing deposits		1,141,769		1,146,531		1,182,744		1,195,217		1,233,713
Non-interest-bearing deposits		219,175		215,069		209,693		203,559		201,337
Total deposits	$	1,360,944	$	1,361,600	$	1,392,437	$	1,398,776	$	1,435,050
Asset Quality									
Nonperforming assets:									
Loans 90+ days past due and accruing	$	37	$	27	$	31		481	$	–
Nonaccrual loans		32,322		40,450		37,184		38,050		29,832
Total nonperforming loans		32,359		40,477		37,215		38,531		29,832
Other real estate owned		4,400		4,495		4,335		4,892		6,033
Total nonperforming assets	$	36,759	$	44,972	$	41,550	$	43,423	$	35,865
Allowance for loan losses as a percent of nonperforming loans		75.56%		66.10%		73.10%		70.50%		89.00%
Nonperforming loans as a percent of total loans		3.41%		4.19%		3.67%		3.77%		2.84%
Nonperforming assets as a percent of total assets		2.04%		2.45%		2.21%		2.21%		1.79%
Nonperforming assets as a percent of total loans and other real estate owned		3.85%		4.64%		4.08%		4.23%		3.39%
Allowance for loan losses as a percent of total loans		2.58%		2.77%		2.68%		2.66%		2.53%
Capital Information(a)									
Tier 1 common ratio		11.72%		11.59%		11.13%		11.07%		10.60%
Tier 1 risk-based capital ratio		15.25%		16.91%		16.22%		16.11%		15.51%
Total risk-based capital ratio (Tier 1 and Tier 2)		16.6%		18.24%		17.55%		17.44%		16.83%
Leverage ratio		9.81%		10.63%		10.26%		10.14%		9.97%
Tier 1 capital	$	174,314	$	194,407	$	194,800	$	195,439	$	193,211
Tier 1 common capital		133,891		133,197		133,624		134,298		132,103
Total capital (Tier 1 and Tier 2)		189,672		209,738		210,768		211,509		209,647
Total risk-weighted assets	$	1,142,758	$	1,149,587	$	1,200,754	$	1,212,816	$	1,245,770
Tangible equity to tangible assets (b)		8.39%		9.35%		9.28%		9.21%		9.06%
Tangible common equity to tangible assets (b)		7.36%		7.17%		7.16%		7.18%		7.07%

(a) March 31, 2011 data based on preliminary analysis and subject to revision.

(b) These ratios represent non-GAAP measures since they exclude the balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Additional information regarding the calculation of these ratios is included at the end of this release.

PROVISION FOR LOAN LOSSES INFORMATION

(in $000's)		Three Months Ended				
		March 31, 2011		December 31, 2010		March 31, 2010
Provision for Loan Losses						
Provision for checking account overdrafts	$	11	$	133	$	20
Provision for other loan losses		5,300		6,819		6,481
Total provision for loan losses	$	5,311	$	6,952	$	6,501
Net Charge-Offs						
Gross charge-offs	$	8,780	$	7,924	$	8,134
Recoveries		1,152		528		929
Net charge-offs	$	7,628	$	7,396	$	7,205
Net Charge-Offs by Type						
Commercial real estate	$	6,763	$	6,726	$	5,918
Commercial and industrial		776		61		894
Residential real estate		(242)		289		183
Consumer		61		109		114
Home equity lines of credit		237		65		(12)
Deposit account overdrafts		33		146		108
Total net charge-offs	$	7,628	$	7,396	$	7,205
Net charge-offs as a percent of loans (annualized)		3.21%		2.93%		2.76%

SUPPLEMENTAL INFORMATION

(in $000's, end of period)		March 31, 2011		December 31, 2010		September 30, 2010		June 30, 2010		March 31, 2010
Trust assets under management	$	852,972	$	836,587	$	795,335	$	742,044	$	768,189
Brokerage assets under management	$	260,134	$	256,579	$	233,308	$	214,421	$	229,324
Mortgage loans serviced for others	$	258,626	$	250,630	$	235,538	$	234,134	$	230,183
Employees (full-time equivalent)		543		534		532		527		530

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME

	Three Months Ended								
	March 31, 2011			December 31, 2010			March 31, 2010		
(in $000's)	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
Assets									
Short-term investments	$ 20,204	$ 11	0.22%	$ 53,823	$ 34	0.25%	$ 7,317	$ 4	0.23%
Investment securities (a)(b)	659,238	6,902	4.19%	645,220	6,987	4.33%	767,804	9,003	4.69%
Gross loans (a)	963,424	12,704	5.33%	1,001,448	13,705	5.44%	1,060,020	14,850	5.66%
Allowance for loan losses	(28,338)			(29,646)			(29,332)		
Total earning assets	1,614,528	19,617	4.89%	1,670,845	20,726	4.94%	1,805,809	23,857	5.32%
Intangible assets	64,820			64,860			65,484		
Other assets	145,379			146,264			142,240		
Total assets	$ 1,824,727			$ 1,881,969			$ 2,013,533		
Liabilities and Equity									
Interest-bearing deposits:									
Savings accounts	$ 128,784	$ 55	0.17%	$ 121,664	$ 49	0.16%	$ 116,572	$ 47	0.16%
Interest-bearing demand accounts	232,932	622	1.08%	232,144	632	1.08%	229,628	661	1.17%
Money market deposit accounts	278,664	245	0.36%	301,317	351	0.46%	273,567	656	0.97%
Brokered certificates of deposits	81,688	632	3.14%	90,514	698	3.06%	106,202	804	3.07%
Retail certificates of deposit	426,917	2,431	2.31%	434,056	2,603	2.38%	475,128	2,976	2.54%
Total interest-bearing deposits	1,148,985	3,985	1.41%	1,179,695	4,333	1.46%	1,201,097	5,143	1.74%
Short-term borrowings	46,324	35	0.30%	49,992	53	0.41%	86,143	80	0.37%
Long-term borrowings	176,471	1,803	4.11%	185,871	1,934	4.10%	265,331	2,791	4.23%
Total borrowed funds	222,795	1,838	3.32%	235,863	1,987	3.32%	351,474	2,871	3.28%
Total interest-bearing liabilities	1,371,780	5,823	1.72%	1,415,558	6,320	1.77%	1,552,571	8,014	2.09%
Non-interest-bearing deposits	222,656			218,288			203,158		
Other liabilities	12,001			14,317			13,972		
Total liabilities	1,606,437			1,648,163			1,769,701		
Preferred equity	25,245			38,632			38,556		
Common equity	193,045			195,174			205,276		
Stockholders' equity	218,290			233,806			243,832		
Total liabilities and equity	$ 1,824,727			$ 1,881,969			$ 2,013,533		
Net interest income/spread (a)		$ 13,794	3.17%		$ 14,406	3.17%		$ 15,843	3.23%
Net interest margin (a)			3.43%			3.44%			3.52%

(a) Information presented on a fully tax-equivalent basis.

(b) Average balances are based on carrying value.

NON-GAAP FINANCIAL MEASURES

The following non-GAAP financial measures used by Peoples provide information useful to investors in understanding Peoples' operating performance and trends, and facilitate comparisons with the performance of Peoples' peers. The following tables summarize the non-GAAP financial measures derived from amounts reported in Peoples' financial statements:

(in $000's, end of period)	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Tangible Equity:					
Total stockholders' equity, as reported	$ 210,485	$ 230,681	$ 233,759	$ 240,280	$ 240,842
Less: goodwill and other intangible assets	64,765	64,870	64,934	65,138	65,357
Tangible equity	$ 145,720	$ 165,811	$ 168,825	$ 175,142	$ 175,485
Tangible Common Equity:					
Tangible equity	$ 145,720	$ 165,811	$ 168,825	$ 175,142	$ 175,485
Less: preferred stockholders' equity	17,850	38,645	38,619	38,593	38,568
Tangible common equity	$ 127,870	$ 127,166	$ 130,206	$ 136,549	$ 136,917
Tangible Assets:					
Total assets, as reported	$ 1,801,590	$ 1,837,985	$ 1,883,689	$ 1,967,046	$ 2,003,271
Less: goodwill and other intangible assets	64,765	64,870	64,934	65,138	65,357
Tangible assets	$ 1,736,825	$ 1,773,115	$ 1,818,755	$ 1,901,908	$ 1,937,914
Tangible Book Value per Share:					
Tangible common equity	$ 127,870	$ 127,166	$ 130,206	$ 136,549	$ 136,917
Common shares outstanding	10,474,507	10,457,327	10,438,510	10,423,317	10,408,096
Tangible book value per share	$ 12.21	$ 12.16	$ 12.47	$ 13.10	$ 13.15
Tangible Equity to Tangible Assets Ratio:					
Tangible equity	$ 145,720	$ 165,811	$ 168,825	$ 175,142	$ 175,485
Total tangible assets	$ 1,736,825	$ 1,773,115	$ 1,818,755	$ 1,901,908	$ 1,937,914
Tangible equity to tangible assets	8.39%	9.35%	9.28%	9.21%	9.06%
Tangible Common Equity to Tangible Assets Ratio:					
Tangible common equity	$ 127,870	$ 127,166	$ 130,206	$ 136,549	$ 136,917
Tangible assets	$ 1,736,825	$ 1,773,115	$ 1,818,755	$ 1,901,908	$ 1,937,914
Tangible common equity to tangible assets	7.36%	7.17%	7.16%	7.18%	7.07%

END OF RELEASE